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                           April 21, 2023

       Robert J. Phelan
       Senior Vice President and Chief Financial Officer
       Adtalem Global Education Inc.
       500 West Monroe Street
       Chicago, IL 60061

                                                        Re: Adtalem Global
Education Inc.
                                                            Form 10-K for
Fiscal Year Ended June 30, 2022
                                                            File No. 001-13988

       Dear Robert J. Phelan:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for Fiscal Year Ended June 30, 2022

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Non-GAAP Financial Measures and Reconciliations, page 78

   1. Refer to your non-GAAP financial measures Net income from continuing operations excluding special
items, Earnings per share from continuing operations excluding special items, and Operating
income excluding special items. It appears that the reconciliations for these non-GAAP
financial measures include an adjustment for"restructuring expense"
                                                        which you have incurred
every year since 2012. Please tell us your consideration as to whether these charges
represent normal, recurring, cash operating expenses necessary for your core operations.
Refer to Question 100.01 of the Compliance and Disclosure
                                                        Interpretations on
Non-GAAP Financial Measures. Please note that this comment also applies to the non-GAAP
measures presented in your Form10-Q and Item 2.02, Form 8-K.

              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or
 Robert J. Phelan
Adtalem Global Education Inc.
April 21, 2023
Page 2

absence of action by the staff.

       You may contact Stephen Kim at 202-551-3291 or Theresa Brillant at 202-551-3307 with any questions.



FirstName LastNameRobert J. Phelan                      Sincerely,
Comapany NameAdtalem Global Education Inc.
                                                        Division of Corporation
Finance
April 21, 2023 Page 2                                   Office of Trade &
Services
FirstName LastName